Exhibit 8.1

Name of the entity	Date of incorporation	Country of incorporation	Group shareholding (%)
Rezolve Taiwan Limited	November 9, 2000	Taiwan	100%
Rezolve Technology (India) Private Limited	March 19, 2021	India	100%
Rezolve Mobile Commerce Inc.	April 20, 2016	United States of America	100%
Rezolve Technology S.L.	August 25, 2020	Spain	100%
Rezolve AI IP Holdings Limited	December 19, 2024	United Kingdom	100%
Armada Acquisition Corp. I	August 15, 2024	United States of America	100%